03 APR -8 AM 7:21

invensys

82-2142

BTRsec/RLS Admin/Letters/2003/0029

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

03007914

28 March 2003

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Director Declaration.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

PROCESSED
APR 16 2003
THOMSON FINANCIAL

Copy to: Mr. B. Mangino
Mr. M. Downing

dlw 4/14

SEC No 82 - 2142

"emailalert@hemscott.co.uk" <emailalert
28/03/2003 15:18

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Director Declaration

This Email News Alert service is brought to you by Invensys and
http://www.hemscott.net

RNS Number:3589J
Invensys PLC
28 March 2003

INVENSYS PLC

DIRECTOR DECLARATION

With reference to the appointment as a director of Invensys plc of Mr A E Macfarlane, with effect from 19 March 2003, Invensys plc confirms the following information required under Paragraph 16.4 of the Listing Rules:

1. Mr Macfarlane is a director of Land Securities Group PLC and Land Securities PLC; and

2. there are no details to be disclosed in respect of Mr Macfarlane under Paragraph 16.4(b) of the Listing Rules.

Name of contact and telephone number for queries: Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications 020 78213538

Name of Company official responsible for making notification: Emma Sullivan, Assistant Secretary

Date of notification: 28 March 2003